File No. 812-13654

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 , AS AMENDED ("1940 ACT"), FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 UNDER THE 1940 ACT
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MEMBERS MUTUAL FUNDS
ULTRA SERIES FUND
MADISON ASSET MANAGEMENT, LLC
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Communications, Notice, and Order to:
W. Richard Mason, Esq.
Madison/Mosaic Legal and Compliance Department
8777 N. Gainey Center Drive, #220
Scottsdale, AZ 85258
(480) 443-9537
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September 23, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: Madison Asset Management, LLC MEMBERS Mutual Funds Ultra Series Fund 550 Science Drive Madison, WI 53711 Investment Company Act File No. 812-13654

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED ("1940 ACT"), FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 UNDER THE 1940 ACT.

MEMBERS Mutual Funds ("MMF"), Ultra Series Fund ("USF") and Madison Asset Management, LLC ("MAM") (collectively, "Applicants") hereby apply to the Securities and Exchange Commission ("Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act").

Applicants seek an order of exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit MAM, on behalf of all of the current and future series of the MMF and USF (each, a "Fund" and collectively, the "Funds’), to enter into and materially amend investment subadvisory agreements with one or more investment subadvisors approved by the Board of Trustees of each of MMF and USF (collectively, "Board"-1), including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) (the “Independent Trustees”) to serve as investment subadvisors for the Funds without the necessity of obtaining shareholder approval of the investment subadvisory agreements, subject to certain conditions.

MEMBERS Capital Advisors, Inc. ("MCA"), an indirectly wholly owned subsidiary of CUNA Mutual Insurance Society ("CMIS"), served as the Funds’ investment advisor prior to July 1, 2009. On August 25, 1998, the Commission granted an order similar to that requested in this Application to MCA (f/k/a CIMCO, Inc.) and MMF (“Existing Order”) pursuant to which MCA retained investment subadvisors for certain of the Funds.-2  On April 15, 2009, MCA and CMIS entered into an agreement with MAM and its parent, Madison Investment Advisors, Inc. ("Madison"), under which MAM would become the investment advisor to the Funds, subject to Fund shareholder approval and certain other contingencies (the "Transaction’). The Transaction was approved by Fund shareholders and MAM now serves as the Funds’ investment advisor. Since consummation of the Transaction on June 3, 2009, Madison holds all voting ownership of MAM and CMIS holds a non-voting ownership interests in MAM. The Funds wish to continue to operate in a manner consistent with the order previously granted to MCA. On June 30, 2009, MAM received a no-action letter (Ref. No. 2009-3-1CR), permitting MAM to rely on the Existing Order until the earlier of the receipt of any order granted by the Commission on this application or December 30, 2009.
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1 - The Board of Trustees of MMF and USF are made up of the same persons, holding the same positions.

2 - MEMBERS Mutual Funds and CIMCO, Inc. (812-10710), Inv. Co. Act Rel. Nos. 23365 (July 29, 1998) (notice) and 23400 (August 25, 1998) (order).

If the exemption is granted, MMF and USF will continue to be able to obtain for a Fund the services of one or more investment subadvisors believed by the respective Applicants to be the most suitable to manage all or a portion of the investment portfolio of such Fund (“Management Structure”) without the delay and expense of convening special meetings of its shareholders to approve investment subadvisory agreements. Because of the Management Structures used by the Funds, as further described below, Applicants submit that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without such exemption, MAM and the Funds may be precluded from promptly and timely employing, or may be subject to the additional expenses of proxy solicitation when employing, investment subadvisors best suited to the needs of particular Funds. Applicants request that the exemptive relief requested in this Application apply to the named Applicants and all registered open-end investment companies or series of such companies that are now, or in the future, advised by MAM or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with MAM, or any successor to MAM-3 (collectively, the “Adviser”), that comply with the terms and conditions to the requested order as set forth in this Application and that uses the Management Structure (such companies or series included in the term “Funds”). -4

As part of the Transaction, the Funds relying on the Existing Order obtained approval from shareholders to implement MAM’s use of the Management Structure as described in this application. The Funds subsequently disclosed MAM’s role in their prospectuses pursuant to a prospectus supplement dated July 1, 2009.
The exemptive order requested herein is similar to that granted by the Commission based upon a number of recent applications.-5

I. GENERAL DESCRIPTION OF THE APPLICANTS

A. MEMBERS Mutual Funds

MMF is an open-end management investment company formed on May 20, 1997 as a Delaware business trust. Shares of MMF are registered with the Commission under the Securities Act of 1933, as amended ("1933 Act),
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3 - The term “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
4 - MAM shares the investment personnel and other resources of its parent, Madison, as do other subsidiaries of Madison. One such subsidiary, Madison Mosaic, LLC, advises the Madison Mosaic Family of Mutual Funds. While none of these Funds are currently subadvised nor is there any current intention of retaining a subadvisor, it is possible that these Funds and Madison Mosaic, LLC, or other Funds managed by the Adviser in the future, may wish to operate in the future under the terms of the order requested in this Application. Any such operation would be subject to the approval and oversight of those Funds’ board(s) of directors/trustees. Any existing entity that currently intends to rely on the requested relief is named as an applicant.
5 - Forward Funds and Forward Management, LLC (812-13533), Inv. Co. Act Rel. Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order); Trust for Professional Managers, et al. (812-13514), Inv. Co. Act Rel. Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Phoenix Equity Trust, et al. (812-13526), Inv. Co. Act Rel. Nos. 28375 (September 3, 2008) (notice) and 28410 (September 29, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds (812-13528), Inv. Co. Act Rel. Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); and Advisors Series Trust, et al. (812-13473), Inv. Co. Act Rel. Nos. 28175 (February 27, 2008) (notice) and 28201 (March 25, 2008) (order).

and MMF is registered with the Commission under the 1940 Act. MMF is currently comprised of 14 separate Funds, each of which has its own investment objectives and policies. The Board has the authority to create additional Funds and may do so from time to time in the future. Shares of the Funds are offered to individuals, institutions, corporations and fiduciaries. Under Delaware law and MMF’s Declaration of Trust, MMF is managed under the direction of the Board. MMF is not required to hold annual meetings of shareholders.

B. Ultra Series Fund

USF is an open-end management investment company formed on September 16, 1983 as a Massachusetts business trust. Shares of USF are registered with the Commission under the 1933 Act, and USF is registered with the Commission under the 1940 Act. USF is currently comprised of 18 separate Funds, each of which has its own investment objectives and policies. The Board has the authority to create additional Funds and may do so from time to time in the future. CMIS and its affiliates, separate accounts and pension plans are the only shareholders of USF. Under Massachusetts law and USF’s Declaration of Trust, USF is managed under the direction of the Board. USF is not required to hold annual meetings of shareholders.

C. Madison Asset Management, LLC

MAM, a Wisconsin limited liability corporation, is registered as an investment advisor under the Investment Advisers Act of 1940, as amended ("Advisers Act"). Madison holds all voting ownership of MAM. CMIS holds a non-voting ownership interest in MAM. MAM provides overall investment management to MMF, USF and each Fund, subject to the supervision of the Board, pursuant to a written agreement with MMF and USF, respectively, on behalf of each of the Funds that are series of MMF and USF ("Management Agreements"). The Management Agreements comply with sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act. If a Fund has the name of any investment subadvisor in the Fund’s name, the investment subadvisor’s name will be preceded by the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser who serves as the primary adviser to the Fund.

MAM would be responsible for furnishing oral or written reports to keep the Board fully informed as to the conditions and investments of each Fund, the investment recommendations of MAM, and the investment considerations giving rise to those recommendations. MAM would also supervise the purchase and sale of investments of the Funds by any investment subadvisors. MAM, not the Funds, is expected to be solely responsible for the payment of fees to any investment subadvisor.

II. BACKGROUND

A. Management Structure

As noted above, each Fund’s affairs are managed under the direction of the Board and, when the Proposed Transaction is consummated, general management of each Fund’s investment operations would be provided by MAM. Currently, only the High Income, Mid Cap Value, Mid Cap Growth, Small Cap Value, Small Cap Growth, Global Securities and International Stock Funds are subadvised, and MAM expects to enter into investment subadvisory agreements with these Funds’ current investment subadvisors under substantially the same terms as the current investment subadvisory agreements between these investment subadvisors and MCA as of the close of the Proposed Transaction, subject to any required exemption or shareholder approval. Going forward, MAM may determine to recommend to the Board that one or more of the investment subadvisory agreements be terminated, that one or more investment subadvisors be replaced by new investment subadvisor(s) and/or that it retain investment subadvisor(s) for one or more Funds that are not subadvised, to the extent MAM believes such actions are in the best interest of the applicable Fund. For a Fund that uses more than one investment subadvisor, MAM may (but would not necessarily be required to) recommend from time to time the specific allocation and reallocation of that Fund’s assets among investment subadvisors.

B. The Investment Subadvisors

The specific investment decisions for each subadvised Fund are and would continue to be made by one or more investment subadvisors, each of whom has discretionary authority to invest all or a portion of the assets of a particular Fund, subject to general supervision by MAM and the Board. Each investment subadvisor is and would be an "investment adviser" as defined in Section 2(a)(20) of the 1940 Act to the particular Fund it serves and each is (or will be) registered as an investment adviser under the Advisers Act.

Applicants anticipate that the number of investment subadvisors retained will fluctuate from time to time. The number of investment subadvisors may increase if, for example, a Fund that is not subadvised becomes a subadvised Fund or a subadvised Fund retains additional investment subadvisors. The requested relief will not extend to any investment subadvisor who is an “affiliated person” as such term is defined in section 2(a)(3) of the 1940 Act of the Funds or the Adviser (other than by reason of serving as investment subadvisor to one or more Funds) (“affiliated investment subadvisor”). Applicants currently anticipate that no investment subadvisor retained to manage assets of any Fund will be affiliated with an affiliated investment subadviser. MAM will select investment subadvisors based on the continuing quantitative and qualitative evaluation of their skills and proven abilities in managing assets pursuant to a particular investment style. While superior performance is sought as the ultimate goal, short-term performance by itself is not a significant factor in selecting or terminating investment subadvisors. MAM does not anticipate frequent changes in investment subadvisors. Criteria for employment of investment subadvisors is expected to include, but not be limited to, the following:

1.  A display of discipline and thoroughness in pursuit of stated investment objectives;

2.  Maintenance over time of consistently above-average performance and the display of an ability to conserve values in down markets, as appropriate for a Fund’s investment objective and policies;

3.  Demonstration of a high level of service and responsibility to clients; and

4.  Ability to meet other criteria as may from time to time be applied.

C. Funds Using More Than One Investment Subadvisor

MAM may seek to enhance a Fund’s performance and reduce market risk by allocating its assets among several "specialist" investment subadvisors. Such investment subadvisors may have, but are not necessarily required to have, dissimilar investment styles and security selection disciplines. MAM will monitor the performance of each investment subadvisor and of the Fund’s portfolio and reallocate Fund assets among individual investment subadvisors, or recommend to the Board that the Fund employ or terminate particular investment subadvisors, to the extent MAM deems appropriate to achieve the Fund’s overall investment objective(s). For example, MAM may recommend reallocations if, under MAM’s strategic analysis, an investment subadvisor’s allocation has become overweighted as a result of extended appreciation and MAM wishes to make additional allocations to undervalued securities and management styles. MAM might also reallocate the Fund’s assets among its investment subadvisors based upon poor performance of the assets under the management of a particular investment subadvisor, concerns about the manner in which a particular investment subadvisor is conducting its business, or a change in a particular investment subadvisor’s portfolio management team.

Even highly successful portfolio managers experience variations in performance. These variations may be caused by factors or conditions that affect the particular universe of securities emphasized by that portfolio manager or otherwise impact its particular investment style. By recognizing the effect of these factors on particular investment subadvisors, MAM believes it can reallocate or rebalance the assets of a Fund among investment subadvisors from time to time to provide a more favorable risk/reward relationship. As a result of this strategy, MAM hopes both to increase the prospects for investment return and to reduce market risk.

To the extent MAM is successful in (a) identifying and retaining investment subadvisors who have achieved superior investment records and who may have appropriately divergent investment styles, (b) monitoring investment subadvisors’ performance and adherence to stated styles, and (c) strategically allocating Fund assets among several investment subadvisors, over time MAM believes that such a Fund may achieve a better rate of return with lower volatility than would typically be expected of any one management style.

D. The Management Agreement

For the investment management services MAM provides to the Funds, MAM, pursuant to the Management Agreements, would receive fees, payable monthly based on average daily net assets, at an annual rate based on each Fund’s average net assets.

The terms of the Management Agreements comply with Section 15(a) of the 1940 Act. They have been approved by the Independent Trustees and Fund shareholders in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act. No exemption from the provisions of the 1940 Act is sought from the Commission with respect to requirements that the Management Agreements be approved by the Board and each Fund’s shareholders.

At such times as are required by Section 15(a) of the 1940 Act, the Board would request and MAM would provide information as may be reasonably necessary for the Board to evaluate the terms of the Management Agreements. In undertaking this evaluation, the Board would recognize MAM may pay fees to one or more investment subadvisors pursuant to investment subadvisory agreements between MAM and each investment subadvisor. The Board would be provided with, and evaluate, information concerning such subadvisory fees. The information to be provided to the Board would be maintained as part of MMF’s and/or USF’s, as applicable, minute book records pursuant to Rule 31a-1(b)(4) under the 1940 Act, preserved in accordance with Rule 31a-2, and available to the Commission in the manner prescribed by the 1940 Act.

E. The Investment Subadvisory Agreements

Each investment subadvisor would be recommended by the Adviser and selected and approved by the Board, including a majority of the Independent Trustees. This process will be repeated at any time a new investment subadvisor is proposed for a Fund. -6 In addition, shareholder approval of the relevant Fund would continue to be required for each investment subadvisory agreement with an affiliated investment subadvisor. Shareholder approval for investment subadvisory agreements with investment subadvisors that are not affiliated investment subadvisors will not be obtained if the requested relief is granted.

Each investment subadvisor would perform services pursuant to a written investment subadvisory agreement
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6 - No Trustee of MMF and/or USF, as applicable, will be an "interested person" of any investment subadvisor, although certain Trustees may be "interested persons" of the Adviser.

between the investment subadvisor and the Adviser. As required by Sections 15(a) and (c) of the 1940 Act, each investment subadvisory agreement would describe all compensation paid by the Adviser to the investment subadvisor under the investment subadvisory agreement; shall continue in effect initially for two years and thereafter from year to year only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and (c) of the 1940 Act, and Rules 15a-2 and 18f-2 under the 1940 Act, may be terminated at any time, without the payment of any penalty, by the Adviser, the investment subadvisor, the Board or by the relevant Fund’s shareholders on sixty days’ written notice to the investment subadvisor; and will terminate automatically in the event of its assignment or upon termination of the Management Agreement between the Adviser and the Funds, as applicable.

The fees of the investment subadvisors are paid by the Adviser. The rate of such fees is negotiated with the investment subadvisors by the Adviser. The fees paid to any particular investment subadvisor depend both on the fee rate negotiated by the Adviser with the Fund and, with respect to a Fund managed by more than one investment subadvisor or for which only a portion of the Fund’s portfolio is subadvised, on the percentage of such Fund’s assets allocated to such investment subadvisor by the Adviser, which may be varied at any time. Accordingly, the basis for fees paid to any such investment subadvisor would not be constant, and the relative amounts of fees paid to the various investment subadvisors of a subadvised Fund may fluctuate. These internal fluctuations, however, would not affect the total advisory fees paid by a Fund, which are fixed at the rates negotiated between the Funds and the Adviser. Because the Adviser would pay all investment subadvisors’ fees out of the investment advisory fees it receives from a Fund, there would be no duplication of advisory fees paid by shareholders of any Fund.

III. REQUEST FOR EXEMPTION AND LEGAL ANALYSIS

A. Exemption Requested

Applicants seek an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent they would require investment subadvisory agreements, other than investment subadvisory agreements with affiliated investment subadvisors, to be approved by shareholders. As discussed more fully below, Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act provide, together and in substance, that it is unlawful for any person to act as an investment adviser to one of the Funds except pursuant to a written contract that has been submitted to and approved by the vote of a majority of the outstanding voting securities of such Fund. Accordingly, when a new investment subadvisor is initially retained, shareholders would be required to approve the investment subadvisory agreement with that investment subadvisor. Similarly, if an existing investment subadvisory Agreement were amended in any material respect (e.g., to change the subadvisory fee), such amendment would generally be deemed to result in a new agreement for which shareholder approval would also be required. Moreover, an investment subadvisory Agreement must terminate automatically upon its "assignment," that in most instances would occur upon a change of control of the investment subadvisor.

Without the requested exemption: (1) MAM would be prohibited from entering promptly into investment subadvisory agreements or materially amending existing investment subadvisory agreements with investment subadvisors; and (2) MAM would be prohibited from continuing relations with existing investment subadvisors whose investment subadvisory agreements have been "assigned" as a result of changes of control unless the applicable Funds were to incur the expense of convening a special meeting of shareholders to approve the relevant investment subadvisory agreements.

For the reasons and subject to the conditions set forth below, Applicants seek an order of exemption pursuant to Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to eliminate the need for Funds to submit new investment subadvisory agreements, and material amendments to existing investment subadvisory agreements, to shareholders for their approval. Applicants note that MCA, the previous investment advisor to each of MMF and USF, managed the Funds under an exemption substantially similar to the one requested in this Application. -7

B. Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and the provisions of the 1940 Act.  Section 15(a)(1) of the 1940 Act provides, in relevant part, that "[i]t shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company has been approved by the vote of a majority of the outstanding voting securities of such registered company, and precisely describes all compensation to be paid thereunder."

Rule 18f-2 under the 1940 Act requires, in relevant part, that each series or class of stock in a series company affected by a matter must approve the matter if the 1940 Act requires shareholder approval.

Section 15 of the 1940 Act clearly applies to situations where, as here, an investment subadvisor contracts with an investment advisor of an investment company. The definition of "investment adviser," in Section 2(a)(20) of the 1940 Act, provides, in pertinent part, that an "investment adviser" is any person who, pursuant to a contract with an investment advisor to an investment company, regularly furnishes advice to that same company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by that company. Therefore, an
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7 - See Footnote 2, supra. In addition, on June 30, 2009, MAM received a no-action letter (Ref. No. 2009-3-1CR), permitting MAM to rely on the Existing Order until the earlier of the receipt of any order granted by the Commission on this application or December 30, 2009.

investment subadvisor is an "investment adviser" for purposes of the 1940 Act. By virtue of the language of Section 15 of the 1940 Act, a contract between an investment advisor of an investment company and a subadvisor of that investment company is subject to the requirements of Section 15.

C. Reasons for Granting the Requested Exemption

Applicants seek the order of exemption primarily to enable MMF and USF to obtain for each of the Funds the services of one or more investment subadvisors believed by Applicants to be the most suitable to manage all or a portion of the investment portfolio of that Fund without the delay and expense to the Funds of convening special meetings of shareholders. The reasons for granting the requested order of exemption are discussed below.

The Management Structure of a Fund with one or more investment subadvisors is different from that of traditional investment companies. Such a subadvised Fund may offer the multiple investment subadvisor style of portfolio management to investors with certain investment objectives. Having several investment subadvisors gives shareholders the opportunity to have their pooled assets divided among a group of investment subadvisors that MAM, based on its analyses and experience, determines are likely to make specific portfolio securities selections that, in the aggregate, will achieve the desired and defined objectives of the Fund under existing market conditions. Shareholders also obtain MAM’s constant supervision of these investment subadvisors, so that the proportion of their assets subject to particular investment subadvisor styles can be reallocated (or new investment subadvisors introduced) in response to changing market conditions or investment subadvisor performance, in an attempt to improve the Fund’s overall performance.

Investors in any subadvised Fund are, in effect, electing to have the Adviser select one or more investment subadvisors best suited to achieve that Fund’s investment objectives. Part of such investor’s investment decision is a decision to have such selections made by a professional management organization, such as the Adviser, with experience in making such evaluations and selections. Accordingly, the role of the investment subadvisor, from the perspective of the investor, is comparable to that of the individual portfolio managers employed by other investment company investment advisory firms. The investment subadvisors are concerned only with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies. They have no broader supervisory, management, or administrative responsibilities with respect to a Fund. Investors rely upon the Adviser for investment management. They expect the Adviser to select one or more investment subadvisors for a Fund and, for certain Funds, they rely upon the Adviser’s expertise to select the specific investment subadvisors for segments of such Fund’s assets in accordance with the Adviser’s experience and the criteria described above. Investment advisers routinely replace portfolio managers without shareholders approval. Further, in the case of Funds whose shareholders have previously approved the Management Structure utilized pursuant to the Prior Order through a shareholder vote and have purchased shares based upon Fund prospectuses stating that the Funds use this structure, it would be in the best interests of the Funds and shareholders to grant the relief requested in order to maintain Fund operations consistent with shareholder expectations.

There are no policy reasons that require investors in a Fund to approve the relationship and terms of the relationship between the Adviser and the investment subadvisors, any more than shareholders of a traditional investment company should be required to approve their investment adviser’s change of a portfolio manager or revision of the portfolio manager’s salary or conditions of employment. Because investors are relying on the Adviser for investment results and overall management services, a Fund’s shareholders should exercise control over their Fund’s agreement with the Adviser. If the relief requested herein is granted, the Management Agreement between the Adviser and the Funds will be fully subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, including the adoption, approval and renewal provisions of those sections. The Board will consider arrangements between the Adviser and the investment subadvisors in connection with approving and renewing the Management Agreements, and the standards of Section 36(b) of the 1940 Act will be applicable to fees paid to the Adviser by the Funds and to each investment subadvisor by the Adviser.

Any material amendment or assignment of a Management Agreement would require that it be submitted to Fund shareholders for approval. However, because the structure of the subadvised Funds is different from that of traditional investment companies, it is appropriate for the Commission to grant relief from the 1940 Act’s shareholder approval requirements with respect to the investment subadvisory agreements. Such requirements, in this case, do not serve the purpose intended by the 1940 Act. Moreover, such requirements would place costs and burdens on the Funds and their shareholders that would not advance such shareholders’ interests. Shareholders are adequately protected by their voting rights concerning the Management Agreement between the Adviser and any applicable Fund, as well as by the responsibilities borne by the Adviser and the Board with respect to the investment subadvisors and the investment subadvisory agreements. Additional shareholder voting rights with respect to the investment subadvisory agreements are not necessary, and would merely increase the Fund’s expenses and delay the prompt implementation of actions deemed advisable by the Adviser and the Board. Both of these results are disadvantageous to Fund shareholders.

Neither MMF nor USF is generally required by applicable law to hold annual shareholders’ meetings, and does not generally plan to hold such meetings in order to avoid the attendant costs unless legally required to do so. Without exemptive relief, each of MMF and/or USF would be required to call meetings of shareholders whenever MAM decided to employ each investment subadvisor, or to approve MAM’s entering into an investment subadvisory agreement after an "assignment" or due to a material change in its terms. In recent years, it has become increasingly difficult for mutual funds to obtain necessary quorums for shareholder approval of a proposed change in investment subadvisors. Given the nature of MMF’s and USF’s operations and investors’ reasons for investing in the subadvised Funds, such expenses would provide little, if any, benefit to such Funds’ shareholders. If the requested relief is granted, the existence, substance and effect of the order will be disclosed in the Funds prospectuses. Accordingly, shareholders will know prior to making an investment in any Fund that the voting rights described above will be suspended. Moreover, the use of the Management Structure in reliance on the requested order will have been approved by the initial shareholders and disclosed to prospective shareholders of new Funds before this relief is implemented.-8
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8 – Funds currently in existence that have relied on the Existing Order pursuant to the shareholder approval previously obtained in connection with the Existing Order through the date of the Transaction have sought and obtained shareholder approval of the relief requested in this Application at the time of their approval of the Transaction.

Shareholders of the Funds are provided with adequate information about investment subadvisor(s) before they make an investment decision to purchase shares of a subadvised Fund and on an ongoing basis as shareholders of a subadvised Fund.-9  Each registration statement covering a subadvised Fund, in its prospectus and/or statement of additional information, includes all required information concerning each investment subadvisor. If an investment subadvisory agreement is entered into, the affected Fund will furnish shareholders, within 90 days, all of the information that would have been provided in a proxy statement.-10 Such information will satisfy the requirements of Regulations 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended ("1934 Act"), as well as the requirements of Item 22 of Schedule 14A under the 1934 Act. Moreover, as indicated above, the Board will comply with the requirements of Section 15(c) of the 1940 Act before entering into or materially amending the Management Agreements.

The exemptive relief requested in this Application with respect to shareholder approvals for investment subadvisory agreements is similar to that requested and granted by the Commission to MCA and in a number of recent instances.-11

V. ORDER REQUESTED

A. Order Requested

Section 6(c) of the 1940 Act, in pertinent part, authorizes the Commission by order upon application, conditionally or unconditionally, to exempt any person or transaction or any class or classes of persons or transactions from any provision or provisions of the 1940 Act or of any rule under the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purpose fairly intended by the policy and provisions of the 1940 Act.
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9 - Each Fund will observe the requirements for portfolio manager disclosure pursuant to Item 5(a) of the then-effective Form N-lA.

10 - Applicants note that in connection with the Transaction, record date shareholders were provided a proxy statement that included all of the information required for approval of an investment subadvisory agreement with respect to each investment subadvisor currently managing a Fund. In that regard, MAM did not also provide shareholders of those Funds a separate information statement upon executing an investment subadvisory agreement with current investment subadvisors to the Funds in connection with the Transaction.

11 - See Footnote 5, supra.

For the reasons set forth above and subject to the conditions set forth below, Applicants hereby request that the Commission issue, pursuant to Section 6(c), an order of exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit Applicants to enter into and materially amend investment subadvisory agreements without approval by a majority of the outstanding voting securities of each affected Fund, conditioned upon each such Fund furnishing shareholders of record of the Fund, within 90 days of entering into a investment subadvisory Agreement for such Fund, an information statement satisfying the requirements of Regulation 14C and Schedule 14C under the 1934 Act and of Item 22 of Schedule 14A under the 1934 Act. -12

For the reasons previously set forth, Applicants believe that the foregoing requested exemption is appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the 1940 Act, and, therefore, should be granted.

B. Applicants’ Conditions

Applicants agree that any order granting the requested exemptions shall be subject to the following conditions:

1.  The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to the review and approval of the Board, will: (i) set the overall investment strategies of the Funds; (ii) recommend investment subadvisors; (iii) allocate, and when appropriate, reallocate, the assets of the Funds among investment subadvisors in those cases where a Fund has more than one investment subadvisor; and (iv) monitor and evaluate the investment performance of the investment subadvisors, including their compliance with the investment objectives, policies, and restrictions of the Funds.

2.  Before any Fund may rely on the order requested in this Application, the operation of the Fund in the manner described in this Application will be approved by a majority of its outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 4 below, by the initial shareholder(s) before offering shares of such Fund to the public.

3.  Within 90 days of the hiring of any new investment subadvisor, the Adviser will furnish shareholders of the affected Fund with all information about such investment subadvisor that would be included in a proxy statement, including any change in such disclosure caused by the addition of the investment subadvisor. To meet this condition, the funds will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Securities Exchange Act of 1934.”

_______________________________
12 - Except, see Footnote 10, supra.

4.  Each Fund will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. In addition, each Fund will hold itself out to the public as employing the Management Structure described in the Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility (subject to oversight by the Boards) to oversee investment subadvisors and recommend their hiring, termination, and replacement.

5.  No Trustee or officer of any Fund, or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by any such director, Trustee, or officer) any interest in an investment subadvisor except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt securities of any publicly traded company that is either a investment subadvisor or an entity that controls, is controlled by, or is under common control with a investment subadvisor.

6.  The Adviser will not enter into investment subadvisory agreements on behalf of a Fund with any affiliated investment subadvisor without such agreement, including the compensation to be paid under the agreement, being approved by the shareholders of the applicable Fund.

7.  At least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

8.  When a change of investment subadvisor is proposed for a Fund with an affiliated investment subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the minutes of meetings of the Board, that any such change of investment subadvisors is in the best interest of the Fund and its shareholders and does not involve a conflict of interest from which MAM or the affiliated investment subadvisor derives an inappropriate advantage.

9.  In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the requested order, the requested order will expire on the effective date of that rule.

VI. CONCLUSION

Applicants respectfully submit, for all of the reasons stated in this Application, that the order requested meets the standards set forth in Section 6(c) of the 1940 Act and, therefore, should be granted.

VII. COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:
W. Richard Mason, Corporate Counsel and CCO, Madison Asset Management, LLC c/o Madison/Mosaic Legal and Compliance Department, 8777 N. Gainey Center Drive, Suite 220, Scottsdale, AZ 85258 (480-443-9537).

MEMBERS Mutual Funds has caused this Application to be duly signed on its behalf in the County of Dane in the City of Madison as of the 23rd day of September, 2009.

MEMBERS MUTUAL FUNDS (signature) Katherine L. Frank, President Name and Title

Ultra Series Fund has caused this Application to be duly signed on its behalf in the County of Dane in the City of Madison as of the 23rd day of September, 2009.

ULTRA SERIES FUND (signature) Katherine L. Frank, President Name and Title

Madison Asset Management, LLC has caused this Application to be duly signed on its behalf in the County of Dane in the City of Madison as of the 23rd day of September, 2009.

MADISON ASSET MANAGEMENT, LLC (signature) Katherine L. Frank, Director

DANE COUNTY                      )
                                                    )
STATE OF WISCONSIN     )

VERIFICATION

I, Katherine l. Frank, President of MEMBERS Mutual Funds and Ultra Series Fund and Director of Madison Asset Management, LLC, have duly executed the attached application dated September 23, 2009 for and on behalf of Madison Asset Management, LLC. All actions necessary to authorize me to execute and file this application have been taken. I am familiar with such application, and the contents of such application, and the facts set forth in the application are true to the best of my knowledge, information and belief.

(signature)
Katherine L. Frank
Sworn and subscribed to before me on this 23rd day of September, 2009.
(signature)
Amy J. Davis, Notary Public
My commission expires September 26, 2010.

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